                                 United States
                      Securities and Exchange Commission
                            Washington, D.C.  20549

                                   FORM 11-K


(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

        For the Fiscal year ended December 31, 1998
                                 ------------------

                                    - OR -


[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from ___________ to ________________ Commission file number _____________


A. Full title of the plan and the address of the plan, if different from that of the issuer named below: UNISOURCE WORLDWIDE, INC. RETIREMENT SAVINGS PLAN.


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: UNISOURCE WORLDWIDE, INC., 1100 CASSATT ROAD, BERWYN, PENNSYLVANIA, 19312.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 29, 1999
                                                UNISOURCE WORLDWIDE, INC.
                                                RETIREMENT SAVINGS PLAN
                                                (Name of Plan)


                                                By: /s/ Allister H. McCree, Jr.
                                                   -----------------------------
                                                        Allister H. McCree, Jr.
                                                        Plan Administrator

                                                Financial Statements and
                                                Supplemental Schedules

                                                Unisource Worldwide, Inc.
                                                Retirement Savings Plan

                                        Years ended December 31, 1998 and 1997
                                          with Report of Independent Auditors

                           Unisource Worldwide, Inc.
                            Retirement Savings Plan

                Financial Statements and Supplemental Schedules

                    Years ended December 31, 1998 and 1997


                                   Contents


Report of Independent Auditors...............................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............................  2
Statements of Changes in Net Assets Available for Benefits...................  3
Notes to Financial Statements................................................  4


Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes................... 15
Line 27d - Schedule of Reportable Transactions............................... 16

                        Report of Independent Auditors

The Trustee
Unisource Worldwide, Inc.
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Unisource Worldwide, Inc. Retirement Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Unisource Worldwide, Inc. Retirement Savings Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

Philadelphia, PA
June 24, 1999

                           Unisource Worldwide, Inc.
                            Retirement Savings Plan

                Statements of Net Assets Available for Benefits

                                                           December 31

                                                   1998                 1997
                                             -----------------------------------
Assets
Investments:
  Cash and cash equivalents                  $  49,719,672        $   19,125,121
  IKON Office Solutions, Inc. common stock      30,028,188           119,959,252
  Unisource Worldwide, Inc. common stock        48,772,236            52,427,043
  Investment funds                             157,626,753           115,210,379
  Participant loans                              9,585,393            10,612,827
                                             -----------------------------------
                                               295,732,242           317,334,622

Transfers receivable from merged plans              69,467             2,250,768
Investment income receivable                       844,718               734,020
Contributions and other receivables                135,558               573,937
                                             -----------------------------------
                                               296,781,985           320,893,347

Liabilities
Cash overdraft                                     486,637                     -
Pending security transactions                      879,007                     -
Accrued administrative expenses                  1,046,535               160,252
                                             -----------------------------------
Net assets available for benefits            $ 294,369,806        $  320,733,095
                                             ===================================

See accompanying notes.

                           Unisource Worldwide, Inc.
                            Retirement Savings Plan

          Statements of Changes in Net Assets Available for Benefits

                                                                        Year ended December 31
                                                                           1998          1997
                                                                 -----------------------------------
Additions:
  Transfer of assets from IKON Office
     Solutions, Inc. Retirement Savings Plan                      $           -        $ 361,438,780
  Employee contributions                                             24,092,971           23,697,437
  Employer contributions                                             12,652,297           11,447,955
  Assets transferred or receivable from merged plans                 53,469,506           16,365,244
  Dividend income                                                     5,156,303            4,455,867
  Interest income                                                     5,542,673            4,150,020
                                                                 -----------------------------------
Total additions                                                     100,913,750          421,555,303

Deductions:
  Benefits paid to participants                                      33,623,214           30,300,381
  Administrative expenses                                             2,133,260            1,045,997
                                                                 -----------------------------------
Total deductions                                                     35,756,474           31,346,378

Realized and unrealized loss on investments                         (91,520,565)         (69,475,830)
                                                                 -----------------------------------
Net (decrease) increase                                             (26,363,289)         320,733,095
Net assets available for benefits at beginning of period            320,733,095                    -
                                                                 -----------------------------------
Net assets available for benefits at end of period               $  294,369,806        $ 320,733,095
                                                                 ===================================

See accompanying notes.

                          Unisource Worldwide, Inc.
                            Retirement Savings Plan

                         Notes to Financial Statements

                               December 31, 1998

1. Significant Accounting Policies

Employee contributions and related employer required matching contributions are recognized when employee contribution amounts are withheld from the employees' pay.

The market values of the IKON Office Solutions, Inc. ("IKON") and Unisource Worldwide, Inc. ("Unisource") common stock are determined by use of the last reported sales price on the last business day of the year, as reported on a national securities exchange.

Cash equivalents are valued at cost, which is equal to market value. All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

Investment funds consist of the Stable Value Fund, Vanguard Institutional Index Fund, Balanced Fund, PBHG Growth Fund, American Funds' EuroPacific Growth Fund, Vanguard Windsor II Fund, PIMCO Mid-Cap Growth Fund, and BlackRock Small-Cap Value Fund.

The guaranteed investment contracts, held in the Stable Value Fund, are valued at contract value, which approximates fair value, as established by the issuing financial institution. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used for withdrawals. Contract interest rates ranged from 5.4% to 6.7% and 5.5% to 6.7% for the years ended December 31, 1998 and 1997, respectively.

Investments in the Vanguard Institutional Index Fund, Balanced Fund, PBHG Growth Fund, American Funds' EuroPacific Growth Fund, Vanguard Windsor II Fund, PIMCO Mid-Cap Growth Fund, and BlackRock Small-Cap Value Fund are stated at fair market value, which is determined on the last day of the plan year based on the portfolio of investments owned by the particular funds on that date. Participant loans are valued at their outstanding balances, which approximate fair value.

Realized and unrealized gain or loss on investments represents the difference between the proceeds received and the cost of investments sold and the change in the difference between December 31 market value and cost of investments.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

                          Unisource Worldwide, Inc.
                           Retirement Savings Plan

                   Notes to Financial Statements (continued)

2. Description of the Plan

On June 19, 1996, Alco Standard Corporation announced that it would separate Unisource Worldwide, Inc. (the "Company"), its printing and imaging and supply systems distribution business, from IKON, its office solutions business, with each business operating as a stand-alone, publicly traded company. Following the spin-off of the Company, which was completed on December 31, 1996, the Plan, covering eligible employees of the Company, was established effective January 1, 1997. Net assets of the Plan of $361,438,780, equal to the aggregate account balances of active employees of the Company on January 2, 1997, were transferred to the Plan in January 1997.

The Plan is a defined contribution plan. Participation is limited to full-time and part-time non-union employees of Unisource.

The Plan allows participants to contribute 1% to 16% of annual salaries or wages. Contributions are limited by the maximum amount allowable under the Internal Revenue Code. Participants are immediately vested in their contributions.

The Company (the employer) contributes an amount equal to two-thirds of the first 6% of annual regular salaries or wages that a participant contributes to the Plan. The employer's contribution vests with the participant at 25% per year beginning with the participant's second year of service so that full vesting occurs after five years of service. The participant is also fully vested in the employer's contributions upon retirement, position termination due to permanent shutdown of plant or department, total and permanent disability, or death.

The Plan allows participant contributions (and any investment income earned thereon) to be allocated between investments in Unisource common stock or any of the available investment funds. Participants may change investment allocations at any time. Employer matching contributions are made in Unisource common stock and may not be redirected to any of the other available investment options until the participant attains age 55. Additional investments in IKON common stock (which were transferred into the Plan in January 1997, as described above, from the accounts of employees who formerly worked for IKON) are not permitted.

                          Unisource Worldwide, Inc.
                            Retirement Savings Plan

                   Notes to Financial Statements (continued)


2. Description of the Plan (continued)

The following is a brief description of the investment funds in which participants may direct their contributions.

    Stable Value Fund - Funds are invested in fixed income investments. The fund is managed by The Vanguard Group.

    Vanguard Institutional Index Fund - Funds are invested solely in the 500 publicly traded stocks in the Standard & Poor's Composite Stock Price Index. The fund is managed by The Vanguard Group.

    Balanced Fund - Funds are invested equally in the Stable Value Fund and Vanguard Institutional Index Fund.

    PBHG Growth Fund - Funds are invested primarily in the common stocks of companies with small capitalization and a potential for strong earnings' growth. The fund is managed by Pilgrim Baxter & Associates.

    American Funds' EuroPacific Growth Fund - Funds are invested in companies located primarily in Europe and the Pacific Basin. The objective of the fund, which is managed by Capital Research and Management Company, is long-term growth of capital.

    Vanguard Windsor II Fund - Funds are invested in a diversified group of over 200 undervalued or out-of-favor stocks of large companies. The Fund's primary objective is long-term capital appreciation. The Fund is managed by the Vanguard Group.

    PIMCO Mid-Cap Growth Fund - Funds are invested in the stock of about 60 to 100 mid-sized companies that exhibit strong growth and are reasonably valued compared to the market. The Fund seeks long-term growth of capital. The fund is managed by PIMCO.

    BlackRock Small-Cap Value Fund - Funds are invested in stocks of small capitalization U.S. Companies and is designed for investors aggressively seeking long-term capital appreciation. The BlackRock Small-Cap Value Fund is managed by PFPC.

                          Unisource Worldwide, Inc.
                           Retirement Savings Plan

                   Notes to Financial Statements (continued)


2. Description of the Plan (continued)

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime lending rate plus one, at the date of origination of the loan.

The Company has the right to amend or terminate the Plan at any time. In the event of Plan termination, the rights of affected participants shall be 100% vested.

On July 29, 1998, the Board of Directors of the Company approved the details of an extensive restructuring plan which includes a net reduction of more than 1,500 employees across all business functions, or approximately 15% of the Company's U.S. workforce.

Administrative expenses of the Plan are paid by the Plan.

The following plans were merged into the Plan during the year ended December 31, 1998: Tedisco, Inc. 401(k) Profit Sharing Plan, Turnquist, Inc. 401(k) Profit Sharing Plan, and National Sanitary Supply Company Employee Thrift & Profit Sharing Plan (including accounts of non-union Paul Koss Supply Company Profit Sharing Plan). In addition, assets under the Chemed Employee Savings and Investment Plan were transferred into the Plan during the year ended December 31, 1998.

The following plans were merged into the Plan during the year ended December 31, 1997: Conifer Paper Products, Inc. Stock Bonus Plan, Peerless Products Company 401(k) Profit Sharing Plan, Darter, Inc. 401(k) Profit Sharing Plan, Norel Employees 401(k) Savings Plan, Roberts Maintenance Supply, Inc. Retirement Plan, Janco United, Inc. 401(k) Profit Sharing Plan, Spiro-Wallach Company, Inc. 401(k) Profit Sharing Plan, Santa Rosa Paper Company Employee Savings & Retirement Plan, and Sunland Sanitary Supply, Inc. Profit Sharing Plan.

The above mergers resulted in transfers of net assets to the Plan of $53,469,506 and $16,365,244 for the plan years ended December 31, 1998 and 1997, respectively.

Information about the Plan, including vesting, withdrawal provisions and special provisions related to the merged plans, is contained in the Summary Plan Description, which is available from the Plan Administrator.

                          Unisource Worldwide, Inc.
                           Retirement Savings Plan

                   Notes to Financial Statements (continued)


3. Income Tax Status

In June 1998, the Plan applied for but has not yet received a determination letter from the Internal Revenue Service stating that the Plan is qualified under section 401(a) of the Internal Revenue Code. However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

4. Investments

Individual investments that represent 5% or more of the fair value of net assets available for benefits are as follows:

                                   Shares or
Identity of Investments            Par Value          Cost          Market Value
--------------------------------------------------------------------------------
December 31, 1998:

IKON Office Solutions, Inc.
  Common Stock                     3,506,942     $ 142,664,081      $ 30,028,188

Unisource Worldwide, Inc.
  Common Stock                     6,727,205        96,027,129        48,772,236

Vanguard Institutional Index Fund    721,398        62,173,899        81,410,178

PBHG Growth Fund                     862,006        22,664,315        22,008,119

Vanguard Stable Value Short Term
  Investment Fund                 47,718,490        47,718,490        47,718,490


Deutsche Bank Guaranteed
  Investment Contract             15,162,069        15,162,069        15,162,069

December 31, 1997:

IKON Office Solutions, Inc.
  Common Stock                     4,265,218       176,347,568       119,959,252

Unisource Worldwide, Inc.
  Common Stock                     3,679,091        69,350,510        52,427,043

Vanguard Institutional Index Fund    538,661        39,841,416        48,242,466

PBHG Growth Fund                     790,882        20,549,713        20,080,496

                          Unisource Worldwide, Inc.
                           Retirement Savings Plan

                   Notes to Financial Statements (continued)


4. Investments (continued)

Information about the net assets available for benefits by separate investment programs at December 31, 1998 follows:

                                                                                                                          American
                                      IKON       Unisource    Stable          Vanguard                      PBHG           Funds'
                                     Common       Common       Value       Institutional    Balanced       Growth       EuroPacific
                                      Stock       Stock        Fund          Index Fund        Fund         Fund        Growth Fund
------------------------------------------------------------------------------------------------------------------------------------
1998
Assets
Investments:
  Cash and cash equivalents       $   602,277  $ 1,395,987   $41,944,352  $         -      $  5,774,138   $         -   $         -
  IKON Office Solutions, Inc.
    common stock                   29,942,263            -             -            -                 -             -             -
  Unisource Worldwide, Inc.
    common stock                            -   48,735,863             -            -                 -             -             -
  Investment funds                          -            -    29,344,627   70,853,267        14,596,559    22,008,119    12,364,433
  Participant loans                         -            -             -            -                 -             -             -
Transfer receivable from merged
  plans                                     -            -             -            -                 -             -             -
Investment income receivable                -            -             -      730,158           104,328             -             -
Contributions and other
  receivables                               -            -             -            -                 -             -             -
                                  -------------------------------------------------------------------------------------------------
Total assets                       30,544,540   50,131,850    71,288,979   71,583,425        20,475,025    22,008,119    12,364,433

Liabilities
Cash overdraft                              -            -             -            -                 -             -             -
Pending security transactions               -            -             -      756,343           111,970             -             -
Accrued administrative expenses             -            -             -            -                 -             -             -
                                  -------------------------------------------------------------------------------------------------
Net assets available for benefits $30,544,540  $50,131,850   $71,288,979  $70,827,082       $20,363,055   $22,008,119   $12,364,433
                                  =================================================================================================

                                        Vanguard       PIMCO            BlackRock                     Other Assets
                                        Windsor        Mid-Cap          Small-Cap      Participant        and
                                         Fund        Growth Fund       Value Fund       Loan Fund     Liabilities        Total
------------------------------------------------------------------------------------------------------------------------------------
1998
Assets
Investments:
  Cash and cash equivalents       $        278    $          -      $          -     $      2,640    $          -    $  49,719,672
  IKON Office Solutions, Inc.
    common stock                             -               -                 -                -          85,925       30,028,188
  Unisource Worldwide, Inc.
    common stock                             -               -                 -                -          36,373       48,772,236
  Investment funds                   5,543,901       1,861,262         1,054,585                -               -      157,626,753
  Participant loans                          -               -                 -        9,585,393               -        9,585,393
Transfer receivable from merged
  plans                                      -               -                 -                -          69,467           69,467
Investment income receivable                 -               -            10,216                -              16          844,718
Contributions and other
  receivables                                -               -                 -                -         135,558          135,558
                                  -------------------------------------------------------------------------------------------------
Total assets                         5,544,179       1,861,262         1,064,801        9,588,033         327,339      296,781,985

Liabilities
Cash overdraft                               -               -                 -                -         486,637          486,637
Pending security transactions                -               -            10,694                -               -          879,007
Accrued administrative expenses              -               -                 -                -       1,046,535        1,046,535
                                  -------------------------------------------------------------------------------------------------
Net assets available for benefits  $ 5,544,179     $ 1,861,262       $ 1,054,107      $ 9,588,033     $(1,205,833)    $294,369,806
                                  =================================================================================================


                          Unisource Worldwide, Inc.
                            Retirement Savings Plan

                   Notes to Financial Statements (continued)

4. Investments (continued)

Information about the net assets available for benefits by separate investment programs at December 31, 1997 follows:

                                                  IKON          Unisource                            Vanguard
                                                 Common          Common          Stable Value      Institutional       Balanced
                                                  Stock           Stock              Fund           Index Fund           Fund
                                             ---------------------------------------------------------------------------------------
1997
Assets
Investments:
  Cash and cash equivalents                   $  2,613,858      $ 2,239,321      $12,005,109      $         -        $ 1,602,111
  IKON Office Solutions, Inc.
    common stock                               119,670,831                -                -                -                  -
  Unisource Worldwide, Inc.
    common stock                                         -       52,354,681                -                -                  -
  Investment funds                                       -                -       31,624,695       41,689,592         10,749,834
  Participant loans                                      -                -                -                -                  -
Transfer receivable from
  merged plans                                           -                -                -                -                  -
Investment income receivable                        12,939            7,420           67,034          554,915             89,357
Contributions and other
  receivables                                            -                -                -                -                  -
                                             ---------------------------------------------------------------------------------------
Total assets                                   122,297,628       54,601,422       43,696,838       42,244,507         12,441,302

Liabilities
Accrued administrative expenses                          -                -                -                -                  -
                                             ---------------------------------------------------------------------------------------
Net assets available for benefits             $122,297,628      $54,601,422      $43,696,838      $42,244,507        $12,441,302
                                             =======================================================================================

                                                                American
                                                  PBHG          Funds/1/
                                                 Growth        EuroPacific        Participant
                                                  Fund         Growth Fund         Loan Fund       Other Assets         Total
                                             ---------------------------------------------------------------------------------------
1997
Assets
Investments:
  Cash and cash equivalents                   $          -      $          -     $         -      $   664,722        $ 19,125,121
  IKON Office Solutions, Inc.
    common stock                                         -                -                -          288,421         119,959,252
  Unisource Worldwide, Inc.
    common stock                                         -                -                -           72,362          52,427,043
  Investment funds                              20,080,496       11,065,762                -                -         115,210,379
  Participant loans                                      -                -       10,612,827                -          10,612,827
Transfer receivable from
  merged plans                                           -                -                -        2,250,768           2,250,768
Investment income receivable                             -                -                -            2,355             734,020
Contributions and other
  receivables                                            -                -                -          573,937             573,937
                                             ---------------------------------------------------------------------------------------
Total assets                                    20,080,496       11,065,762       10,612,827        3,852,565         320,893,347

Liabilities
Accrued administrative expenses                          -                -                -          160,252             160,252
                                             ---------------------------------------------------------------------------------------
Net assets available for benefits             $ 20,080,496      $11,065,762      $10,612,827      $ 3,692,313        $320,733,095
                                             =======================================================================================

                          Unisource Worldwide, Inc.
                           Retirement Savings Plan

                   Notes to Financial Statements (continued)


4. Investments (continued)

The changes in net assets available for benefits by separate investment programs for the year ended December 31, 1998 follows:


                                                                                                                         American
                                      IKON     Unisource                    Vanguard                       PBHG          Funds'
                                     Common     Common      Stable Value  Institutional    Balanced       Growth      EuroPacific
                                     Stock      Stock           Fund        Index Fund       Fund           Fund       Growth Fund
------------------------------------------------------------------------------------------------------------------------------------
Net assets available for
  benefits at December 31, 1997  $122,297,628 $ 54,601,422  $ 43,696,838  $42,244,507    $12,441,302    $20,080,496     $11,065,762
  Employee contributions                    -    9,869,250     1,987,067    5,342,503      1,697,374      3,370,442       1,440,339
  Employer contributions                    -   12,022,396        80,298      226,065         96,005         87,709          52,659
  Investment income                   684,655    3,014,370     3,827,934    1,003,943        664,908              -         166,985
  Assets transferred or
    receivable from merged plans       62,008       88,283    52,183,746      310,079        570,920        179,115          53,544
  Benefit payments                 (6,008,311)  (4,357,491)  (11,542,842)  (5,753,064)    (1,577,714)    (2,180,759)     (1,107,905)
  Administrative expenses                   -            -             -            -              -              -               -
  Realized and unrealized gain
     (loss) on investments        (74,670,474) (32,088,256)            -   12,834,184      1,987,350       (777,042)      1,403,053
  Interfund transfers             (11,820,966)   6,981,876   (18,944,062)  14,618,865      4,482,910      1,248,158        (710,004)
                                   ------------------------------------------------------------------------------------------------
  Net assets available for
   benefits at December 31, 1998  $ 30,544,540 $ 50,131,850  $ 71,288,979  $70,827,082    $20,363,055    $22,008,119     $12,364,433
                                   ================================================================================================
                                       Vanguard        PIMCO          BlackRock                     Other Assets
                                        Windsor       Mid-Cap         Small-Cap    Participant          and
                                         Fund        Growth Fund      Value Fund    Loan Fund        Liabilities        Total
------------------------------------------------------------------------------------------------------------------------------------
Net assets available for
  benefits at December 31, 1997       $          -  $          -     $        -    $ 10,612,827      $  3,692,313   $320,733,095
  Employee contributions                   277,104       106,041          2,851               -                 -     24,092,971
  Employer contributions                    15,737         4,629         66,799               -                 -     12,652,297
  Investment income                         73,724        82,520         64,975         907,115           207,847     10,698,976
  Assets transferred or
    receivable from merged plans             5,964         7,896          7,951               -                 -     53,469,506
  Benefit payments                         (86,999)      (31,810)        (8,671)       (967,648)                -    (33,623,214)
  Administrative expenses                        -             -              -               -        (2,133,260)    (2,133,260)
  Realized and unrealized gain
    (loss) on investments                  106,177       (19,212)       (65,738)              -          (230,607)   (91,520,565)
  Interfund transfers                    5,152,472     1,711,198        985,940        (964,261)       (2,742,126)             -
                                   ------------------------------------------------------------------------------------------------
Net assets available for
  benefits at December 31, 1998       $  5,544,179  $  1,861,262     $1,054,107   $  9,588,033      $ (1,205,833)   $294,369,806
                                   ================================================================================================


                           Unisource Worldwide, Inc.
                            Retirement Savings Plan

                   Notes to Financial Statements (continued)

4. Investments (continued)

The changes in net assets available for benefits by separate investment programs for the year ended December 31, 1997 follows:

                                            IKON           Unisource                             Vanguard
                                           Common           Common          Stable Value        Institutional         Balanced
                                            Stock            Stock             Fund               Index Fund             Fund
                                ----------------------------------------------------------------------------------------------------
Net assets transferred from IKON
  Retirement Savings Plan             $205,866,086         $ 49,795,701     $ 40,026,607        $ 23,224,595       $  7,763,161
  Employee contributions                         -           12,586,944        3,917,389           2,508,365            963,599
  Employer contributions                         -           11,194,371           44,932              80,194             51,066
  Investment income                        864,940            2,490,508        2,803,747             889,109            445,908
  Assets transferred or
   receivable from merged
   plans                                 1,538,370              827,461       10,819,130             388,658             48,396
  Benefit payments                      (8,188,776)          (4,165,658)     (12,687,877)         (1,796,790)          (679,024)
  Administrative expenses                        -                    -                -                   -                  -
  Realized and unrealized gain
   (loss) on investments               (61,557,392)         (17,528,648)               -           8,619,615          1,433,886
  Interfund transfers                  (16,225,600)            (599,257)      (1,227,090)          8,330,761          2,414,310
                                ----------------------------------------------------------------------------------------------------
Net assets available for benefits at
  December 31, 1997                   $122,297,628         $ 54,601,422     $ 43,696,838        $ 42,244,507       $ 12,441,302
                                ====================================================================================================

                                                           American
                                          PBHG              Funds,
                                         Growth           EuroPacific       Participant            Other
                                          Fund            Growth Fund        Loan Fund            Assets                Total
                                ----------------------------------------------------------------------------------------------------
Net assets transferred from IKON
  Retirement Savings Plan             $ 18,340,456         $  7,589,586     $  8,832,588        $          -       $361,438,780
  Employee contributions                 2,572,779            1,148,361                -                   -         23,697,437
  Employer contributions                    41,223               36,169                -                   -         11,447,955
  Investment income                              -              171,885           871,255             68,535          8,605,887
  Assets transferred or
   receivable from merged
   plans                                   449,979               18,782            51,374          2,223,094         16,365,244
  Benefit payments                      (1,385,382)          (1,140,616)         (256,258)                 -        (30,300,381)
  Administrative expenses                        -                    -                 -         (1,045,997)        (1,045,997)
  Realized and unrealized gain
   (loss) on investments                  (925,394)             646,990                 -           (164,887)       (69,475,830)
  Interfund transfers                      986,835            2,594,605         1,113,868          2,611,568                  -
                                ----------------------------------------------------------------------------------------------------
Net assets available for benefits at
  December 31, 1997                   $ 20,080,496         $ 11,065,762      $ 10,612,827       $  3,692,313       $320,733,095
                                ====================================================================================================

                          Unisource Worldwide, Inc.
                           Retirement Savings Plan

                   Notes to Financial Statements (continued)


5. Transactions with Parties-in-Interest

At December 31, 1998 and 1997, the Plan held 2,001,182 and 5,517,901 units, respectively, of Northern Trust Company's Collective Short-Term Investment Fund. Northern Trust Company is the Trustee for the Plan.

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                             December 31

                                                        1998            1997
                                                     ---------------------------
    Net assets available for benefits per the
      financial statements                           $294,369,806  $320,733,095
    Amounts allocated to withdrawn participants          (201,868)     (942,560)
                                                     ---------------------------
    Net assets available for benefits per the
      Form 5500                                      $294,167,938  $319,790,535
                                                     ===========================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                        Year ended December 31
                                                        1998             1997
                                                     ---------------------------
    Benefits paid to participants per the
      financial statements                           $33,623,214   $  30,300,381
    Add: amounts allocated to withdrawn
      participants at year end                           201,868         942,560
    Less: amounts allocated to withdrawn
      participants at beginning of the year             (942,560)              -
                                                     ---------------------------
    Benefits paid to participants per the
      Form 5500                                      $32,882,522   $  31,242,941
                                                     ===========================

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

                          Unisource Worldwide, Inc.
                           Retirement Savings Plan

                   Notes to Financial Statements (continued)


7. Year 2000 Readiness (Unaudited)

The Plan Administrator has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan's information systems are covered by the Company's four-phase year 2000 initiative which consists of preparing an inventory of equipment and systems, remediation of equipment and systems, and implementation and testing of the remediated systems and equipment. The Company anticipates completing all phases of this project by September 30, 1999. Costs associated with modifying software and equipment affecting the Plan will be paid by the Company. The Company has established formal communications with its third-party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third-party service providers have indicated that they will be year 2000 compliant by September 30, 1999. If modification of data processing systems of either the Plan, the Company, or its service providers is not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. The Company has developed contingency plans for possible year 2000 issues and is in the process of expanding those plans to address additional issues that may result from year 2000 noncompliance

8. Subsequent Events

The Company and Georgia-Pacific Corp. (GP) announced on May 25, 1999 that each of their boards of directors has approved a definitive merger agreement under which GP will acquire all outstanding shares of the Company for $12 per share in cash. After the merger, the Company will conduct business under its existing name as a separate distribution subsidiary of Georgia-Pacific Group, the pulp, paper and building products business of GP. The effect of the merger with GP on the Plan, its administration, and net assets available for benefits cannot presently be determined.

Effective June 17, 1999 the Plan was amended to provide that employer matching contributions will no longer be made in Unisource common stock. Participants will be permitted to direct the investment of the matching contribution to any of the current fund options other than the Unisource and IKON common stock funds. Absent a specific investment election by participants, employer matching contributions will be invested in the Stable Value Fund. The last trading price on June 24, 1999 of the IKON Office Solutions, Inc. Common Stock Fund was $15.00 per share.

                           Unisource Worldwide, Inc.
                            Retirement Savings Plan

          Line 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1998

                                   Description of Investment,
Identity of Issue, Borrower,    Including Maturity Date, Rate of
 Lessor, or Similar Party        Interest, Par or Maturity Value           Cost         Current Value
-----------------------------------------------------------------------------------------------------
Collective Short-Term Investment    Short-term fixed income
 Fund of the Northern Trust          investments - 2,001,182 units
 Company*                                                               $  2,001,182    $  2,001,182

Vanguard Stable Value Short         Short-term fixed income
    Term Investment Fund             investments - 47,718,490 units       47,718,490      47,718,490
                                                                        ----------------------------
                                                                          49,719,672      49,719,672

IKON Office Solutions, Inc.         Common stock - 3,506,942 shares      142,664,081      30,028,188

Unisource Worldwide, Inc.*          Common stock - 6,727,205 shares       96,027,129      48,772,236

Vanguard Institutional Index        Equity investments - 721,398 units
  Fund                                                                    62,173,899      81,410,178

PBHG Growth Fund                    Equity investments - 862,006 units    22,664,315      22,008,119

American Funds' EuroPacific         Equity investments - 435,367 units
  Growth Fund                                                             12,516,293      12,364,433

Vanguard Windsor Fund, Inc.         Equity investments - 185,726 units     5,825,276       5,543,901

PIMCO Funds Multi Manager           Equity investments - 80,855 units
  Series                                                                   1,845,467       1,861,262

BlackRock Funds                     BlackRock Funds Small Cap -
                                      65,502 units                         1,040,763       1,054,585

Deutsche Bank                       Guaranteed investment contracts -
                                      15,162,069 units                    15,162,069      15,162,069

United Bank of Switzerland          Guaranteed investment contracts -
                                      5,939,305 units                      5,939,305       5,939,305

Principal Mutual                    Guaranteed investment contracts -
                                      3,905,321 units                      3,905,321       3,905,321


Bayerische Landesbank               Guaranteed investment contracts -
                                      5,297,640 units                      5,297,640       5,297,640

Caisse des Depots et                Guaranteed investment contracts -
  Consignations                       3,079,940 units                      3,079,940       3,079,940

Participant loans                    Participant loans, at various
                                       interest rates ranging between
                                       6% and 11.5%                                -       9,585,393
                                                                        ----------------------------
                                                                        $427,861,170    $295,732,242
                                                                        ============================

*Party-in-interest

                           Unisource Worldwide, Inc.
                            Retirement Savings Plan

                Line 27d - Schedule of Reportable Transactions

                         Year ended December 31, 1998

                                                                                      Selling Price
                                                                      Purchase         or Maturity                       Net Gain
Identity of Party Involved       Description of Assets                 Price             Value           Cost            or (Loss)
-----------------------------------------------------------------------------------------------------------------------------------
Category III-A series of transactions in a security issue aggregating 5% of plan assets
---------------------------------------------------------------------------------------
IKON Office Solutions, Inc.       Common stock - purchased 94,104
                                    shares and sold 852,380 shares
                                    in multiple transactions           $  1,577,268     $  16,934,100   $  35,260,755  $(18,326,655)

Unisource Worldwide, Inc.*        Common stock - purchased 3,357,007
                                    shares and sold 308,893 shares in
                                    multiple transactions                31,890,157         3,422,700       5,213,538    (1,790,838)

Vanguard Institutional Index Fund Equity investments - purchased
                                    355,258 shares and sold 172,52
                                    shares in multiple transactions      35,778,011        16,979,965     13,445,528      3,534,437

American Euro-Pacific Growth Fund Equity investments - purchased
                                    668,932 shares and sold 658,915
                                    shares in multiple transactions      18,845,303        18,376,796     18,129,659        247,137

Collective Short-Term Investment  Short-term fixed income investments
  Fund of The Northern Trust        - purchased 318,838,666 units and
  Company*                          sold 323,234,392 units            318,838,666       323,234,392    323,234,392             -

Pursuant to Department of Labor Regulation Section 2520.103-6, there were no Category I, II, or IV reportable transactions during the year ended December 31, 1998.

*Party-in-interest

                           Unisource Worldwide, Inc.
                            Retirement Savings Plan

                                 Exhibit Index

Exhibit Number          Description

 23                     Consent of Independent Auditors